Bionomics Limited

04024936

27 April 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

PROCESSING SEC RECEIVED MAY 05 2004 WASH. D.C. 181

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

dlw 5/19

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Form 604

Corporations Act
Section 671B

Notice of change of interests of substantial holder

To **Bionomics Limited**
31 Dalgleish Street
Thebarton
South Australia 5031

ABN 53 075 582 740

1. Details of substantial holder (1)

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

There was a change in the interests of the substantial holder on **20/4/2004**
The previous notice was given to the company on **11/2/2004**
The previous notice was dated **11/2/2004**

2. Previous and present voting power

The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous Notice Person's votes	Previous Notice Voting power (5)	Present Notice Person's votes	Present Voting power 5)
Fully Paid Ordinary Shares	**2,499,837**	**5.72%**	**4,434,032**	**7.01%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of , a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

See Annexure A

4. Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Link Traders (Aust) Pty Ltd	**Link Traders (Aust) Pty Ltd**	**Link Traders (Aust) Pty Ltd**	**Power to vote & dispose**	**Ordinary shares 4,434,032**	**4,434,032**

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN / ARSN (if applicable)	Nature of Association

None

6. Addresses

The addresses of persons named in this form are:

Name	Address
Link Traders (Aust) Pty Ltd	**Unit 405, 25 Lime St, Sydney, 2001**

Signature

Print name Laurence S. Freedman capacity Director

Sign here date 23/4/2004

ıexure A

)NOMICS LTD - ORDINARY SHARES

	Date of Change	Person whose relevant interest changed	Nature of Change	Number of Ordinary shares affected	Consideration given in relation	Holding	% Holding	Person's Votes affected
evious shareholding ɔorted on record with ASX	11/02/2004	Link Traders (Aust) Pty Ltd				2,499,837	5.72%	
ıange in holding	13/02/2004	Link Traders (Aust) Pty Ltd	Acquisition on ASX	112,932	$45,321.87	2,612,769	5.98%	0.26%
ıange in holding	16/02/2004	Link Traders (Aust) Pty Ltd	Acquisition on ASX	55,951	$22,306.24	2,668,720	6.11%	0.13%
ıange in holding	17/02/2004	Link Traders (Aust) Pty Ltd	Acquisition on ASX	29,049	$11,280.89	2,697,769	6.17%	0.07%
ıange in holding	18/02/2004	Link Traders (Aust) Pty Ltd	Acquisition on ASX	851	$314.87	2,698,620	6.18%	0.00%
ıange in holding	24/02/2004	Link Traders (Aust) Pty Ltd	Allotment	1,000,000	$320,000.00	3,698,620	5.84%	-0.33%
hange in holding	17/03/2004	Link Traders (Aust) Pty Ltd	Allotment	206,127	$65,960.64	3,904,747	6.17%	0.33%
hange in holding	17/03/2004	Link Traders (Aust) Pty Ltd	Allotment	250,819	$80,262.08	4,155,566	6.57%	0.40%
hange in holding	13/04/2004	Link Traders (Aust) Pty Ltd	U/W Placement	278,466	$89,109.12	4,434,032	7.01%	0.44%
otal Holding					$634,555.71	4,434,032		1.29%
urrent Total Issued Share Capital						63,293,578		
revious Total Issued Share Capital						43,700,632		
; Holding						7.01%		

his is Annexure A of 1 page referred to in *Form* 604 - Notice of change of interests of substantial holder

aurence s Freedman

Date: 23 April 2004

Bionomics Limited

27 April 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To: Company name/Scheme	Bionomics Limited
ACN/ARSN	ACN 009 080 406

1. Details of substantial holder (1)

Name	Wilson Asset Management (International) Pty Limited
ACN (if applicable)	ACN 081 047 118
The holder became a substantial holder on	**16 April 2004**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary Shares	3,703,770	3,703,770	5.85%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Wilson Asset Management (International) Pty Limited	Management of portfolio of investments of WAM Capital Limited and of Botanical Nominees Pty Limited as trustee of the Wilson Asset Management Equity Fund	3,703,770 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Wilson Asset Management (International) Pty Limited	Invia Custodian Pty Limited <WAM Capital Ltd A/c>	WAM Capital Limited	2,365,283 ordinary shares
Wilson Asset Management (International) Pty Limited	Invia Custodian Pty Limited <WAM Equity Fund A/c>	Botanical Nominees Pty Limited ATF Wilson Asset Management Equity Fund	1,338,487 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Wilson Asset Management (International) Pty Limited	Refer attached	Refer attached	n/a	Refer attached

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	

The addresses of the person named in this form are as follows:

Name	Address
Wilson Asset Management (International) Pty Limited WAM Capital Limited Invia Custodian Pty Limited Botanical Nominees Pty Limited	Level 11, 131 Macquarie Street, Sydney NSW 2000 Level 11, 131 Macquarie Street, Sydney NSW 2000 Level 17, 101 Collins Street, Melbourne VIC 3000 Level 11, 131 Macquarie Street, Sydney NSW 2000

[redacted]

Signature

print name GEOFF WILSON capacity DIRECTOR

sign here date 27 April 2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangements, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs 20 mins

WAM Capital Limited

BIONOMICS Trading December 2003 to April 2004

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
Wilson Asset Management (International) Pty Limited	24-Dec-03	$9,636.22	n/a	30,000
Wilson Asset Management (International) Pty Limited	29-Dec-03	$4,049.74	n/a	12,600
Wilson Asset Management (International) Pty Limited	30-Dec-03	$1,928.45	n/a	6,000
Wilson Asset Management (International) Pty Limited	2-Jan-04	$5,747.10	n/a	17,881
Wilson Asset Management (International) Pty Limited	5-Jan-04	$16,582.08	n/a	51,592
Wilson Asset Management (International) Pty Limited	6-Jan-04	$5,726.68	n/a	18,000
Wilson Asset Management (International) Pty Limited	7-Jan-04	$13,882.50	n/a	43,301
Wilson Asset Management (International) Pty Limited	8-Jan-04	$11,767.33	n/a	30,831
Wilson Asset Management (International) Pty Limited	9-Jan-04	$8,615.32	n/a	22,680
Wilson Asset Management (International) Pty Limited	18-Jan-04	$7,441.88	n/a	19,200
Wilson Asset Management (International) Pty Limited	19-Jan-04	$2,112.55	n/a	5,535
Wilson Asset Management (International) Pty Limited	20-Jan-04	$7,303.35	n/a	19,020
Wilson Asset Management (International) Pty Limited	21-Jan-04	$1,635.08	n/a	4,284
Wilson Asset Management (International) Pty Limited	22-Jan-04	$3,391.54	n/a	8,886
Wilson Asset Management (International) Pty Limited	28-Jan-04	$10,813.92	n/a	28,333
Wilson Asset Management (International) Pty Limited	29-Jan-04	$15,608.38	n/a	42,000
Wilson Asset Management (International) Pty Limited	30-Jan-04	$19,988.18	n/a	53,800
Wilson Asset Management (International) Pty Limited	3-Feb-04	$11,148.84	n/a	30,000
Wilson Asset Management (International) Pty Limited	5-Feb-04	$2,228.77	n/a	6,000
Wilson Asset Management (International) Pty Limited	6-Feb-04	$4,087.91	n/a	11,000
Wilson Asset Management (International) Pty Limited	10-Feb-04	$23,488.14	n/a	58,100
Wilson Asset Management (International) Pty Limited	13-Feb-04	$17,786.77	n/a	44,297
Wilson Asset Management (International) Pty Limited	27-Feb-04	$204,800.00	n/a	640,000
Wilson Asset Management (International) Pty Limited	26-Mar-04	$55,009.92	n/a	171,906
Wilson Asset Management (International) Pty Limited	6-Apr-04	$204,800.00	n/a	640,000
Wilson Asset Management (International) Pty Limited	16-Apr-04	$114,059.84	n/a	356,437

Wilson Asset Management Equity Fund

BIONOMICS Trading December 2003 to April 2004

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
Wilson Asset Management (International) Pty Limited	24-Dec-03	$7,458.18	n/a	23,213
Wilson Asset Management (International) Pty Limited	29-Dec-03	$2,699.83	n/a	8,400
Wilson Asset Management (International) Pty Limited	30-Dec-03	$1,285.83	n/a	4,000
Wilson Asset Management (International) Pty Limited	2-Jan-04	$3,831.19	n/a	11,920
Wilson Asset Management (International) Pty Limited	5-Jan-04	$11,054.50	n/a	34,394
Wilson Asset Management (International) Pty Limited	6-Jan-04	$3,817.12	n/a	12,000
Wilson Asset Management (International) Pty Limited	7-Jan-04	$9,255.22	n/a	28,868
Wilson Asset Management (International) Pty Limited	9-Jan-04	$5,059.79	n/a	13,320
Wilson Asset Management (International) Pty Limited	12-Jan-04	$3,651.76	n/a	9,792
Wilson Asset Management (International) Pty Limited	16-Jan-04	$4,169.06	n/a	10,800
Wilson Asset Management (International) Pty Limited	19-Jan-04	$1,408.37	n/a	3,690
Wilson Asset Management (International) Pty Limited	20-Jan-04	$4,868.89	n/a	12,680
Wilson Asset Management (International) Pty Limited	21-Jan-04	$1,080.05	n/a	2,856
Wilson Asset Management (International) Pty Limited	22-Jan-04	$2,261.02	n/a	5,924
Wilson Asset Management (International) Pty Limited	29-Jan-04	$8,893.43	n/a	23,931
Wilson Asset Management (International) Pty Limited	30-Jan-04	$11,245.77	n/a	30,269
Wilson Asset Management (International) Pty Limited	3-Feb-04	$7,432.56	n/a	20,000
Wilson Asset Management (International) Pty Limited	5-Feb-04	$1,486.51	n/a	4,000
Wilson Asset Management (International) Pty Limited	6-Feb-04	$2,302.61	n/a	6,196
Wilson Asset Management (International) Pty Limited	10-Feb-04	$13,227.75	n/a	32,720
Wilson Asset Management (International) Pty Limited	13-Feb-04	$10,011.06	n/a	24,918
Wilson Asset Management (International) Pty Limited	27-Feb-04	$115,200.00	n/a	360,000
Wilson Asset Management (International) Pty Limited	26-Mar-04	$31,283.68	n/a	97,698
Wilson Asset Management (International) Pty Limited	6-Apr-04	$115,200.00	n/a	360,000
Wilson Asset Management (International) Pty Limited	16-Apr-04	$64,159.04	n/a	200,497